We invite you to 2023 Itaú Day

In this 100% digital meeting, investors and analysts may submit their questions to the executives, who will clarify their doubts and provide updates on the results and the progress of the strategic goals.

Register and submit your question: https://mailerurl.mziq.com/ls/click?upn=9C1nDCSTDIGQBf5S24-2FV9MfXkM01GVbwwNcGdqcIVWbORsaZLiwuvsWTylp2zK08YJAIVjN3ueF9HSEc5W3xWm2zdlaVasEBHx5sWvdbwq4-3DQK4f_Em-2F6Tn53n3Yn4GGACh3l5uumANxuudam8LuKVMsf9ygRiDMjTFGewqB-2BvNuxCtPuhckeJAbuW3JExIhELwkr3gS5W6T2wkGqoh-2Ful9MGp7YnIl5cD6OaNuCEHzC1wSEmNdJRPl0lXtreAoM0GIGIEpuycW1niQRFlrEOGul-2Fuiop3itTElNvF70Vyqj9e9aC9tx5UsEPPSCxjL-2Bag8dCZOpRu8a-2Busfoqq2u5yXL0h590revyxqkfnDDcd-2BpUPLaRYM2aGWhoxBdQmboy38WUVZxa77R7yhis5Ej8i7pgRiaYJK5oq2HRPJqxV-2Bpdc8bGLl7USKFAHa8TcnFvCmsunBI2k3mt-2FwhDNZQHrcdQ2ZGF9vdPnQkGYdR7D5KO0msRlcBEIH9h2NXiiMQoVMx-2FDW-2B9BDaM23sSnYd5TxoCxYOPqv-2FvLWqrBcyBqpPfxjecFW1c5nknWQM52B9G1I-2B4g-3D-3D

June 15th

From 8 a.m to
10h30 a.m (EDT)

Participants

Pedro Moreira Salles and Roberto Setubal

Co-chairmen of the Board of Directors

Milton Maluhy Filho

CEO

All members of the Executive Committee

Visit our website for further information: itau.com.br/relações-com-investidores/en/